Asia Document Transition, Inc.
15 D, Eton Building
288 Des Voeux Road
Central, Hong Kong

March 23, 2009

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Celeste M. Murphy, Legal Branch Chief

Re:	Asia Document Transition, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-153888
Amended on March 23, 2009

  Ladies and Gentlemen:

This letter shall serve as the Company’s request to accelerate the effective date of the pending Form S-1 registration statement of Asia Document Transition, Inc. to Thursday March 26, 2009 at 3:00 PM EDT.  Please forward a copy of the Commission’s Notice of Effectiveness to Robert L. B. Diener by fax transmission to (310) 362-8887 when issued.

Further, please be advised that the Company specifically acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
March 23, 2009

Please be further advised that the Company acknowledges that by making this written request for acceleration of the effective date of the registration statement it confirms that it is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Sincerely,

ASIA DOCUMENT TRANSITION, INC.

By:	/s/ Bernard K. Chan
Bernard K. Chan
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.